ANNEX II

Communication of remuneration plans for Directors or Executive Officers granted by listed companies (CNMV Circular 4/2000 )

DESCRIPTION OF THE PLAN

  Description of the Plan: The Long-term Incentive Plan (hereinafter, the "Plan") under this communication was approved by the General Shareholders’ Meeting of Telefónica, S.A. at its meeting held on June 21, 2006. The Plan consists of awarding to beneficiaries selected for this purpose, subject to satisfying the requirements set out in the Plan, a given number of shares in Telefónica, S.A. (hereinafter, the "Shares") as variable remuneration.

  Beneficiaries of the Plan: The Plan is intended for those persons with the status of Executive Director, Senior Executive or Management Personnel of Telefónica and of other Telefónica subsidiaries (as defined below) and are selected for inclusion (hereinafter, the "Beneficiaries").

  The approximate number of Beneficiaries in the Plan in its first Cycle is 1,900, including five Executive Directors and four Executive Officers (as defined in Royal Decree 377/1991 of 15 March on the disclosure of significant shareholdings in listed companies and of the acquisition by these companies of their own shares).

  Participation by a Beneficiary in one of the Cycles of the Plan does not imply the participation or any right of that Beneficiary to participate in the other Cycles of the Plan.

  Corporate scope of the Plan: The Plan has been conceived to cover all Executive Directors, Senior Executives and the rest of the Management Personnel specifically selected for inclusion who are rendering their services to Telefónica, understood to mean the corporate group composed of Telefónica, S.A. and those of its subsidiaries Spain and abroad which form part of its group within the meaning of Article 4 of the Spanish Stock Market Act 24/1988 of 28 July (Ley del Mercado de Valores) as at 1 July 2006 (hereinafter, all these companies will be collectively referred to as "Telefónica" or the "Telefónica Group").

  Structure and operation of the Plan: On joining the Plan the Beneficiaries acknowledge: (i) that their participation in the Plan is voluntary; (ii) that the award of Shares under the Plan is an extraordinary benefit and is not part of the contractual terms of their relationship nor salary, and does not give rise to acquired or vested rights on the part of the Beneficiaries; and (iii) that the right to receive Shares expires on termination of the employment or commercial relationship, as applicable, between the Beneficiary and Telefónica Group, and in the case of a Change of Control, with the specific provisions indicated in the terms and conditions of the Plan.

  Duration of the Plan: The Plan is initially intended to have a total duration of seven years. It is divided into five cycles, each lasting three years (each referred to hereinafter individually as a "Cycle"), each starting on 1 July ("Start Date") and ending on 30 June of the third year following the Start Date ("End Date"). At the beginning of each Cycle the number of Shares which, subject to the stipulated maximum, will be awarded to the Plan Beneficiaries according to the degree of fulfilment of the stipulated objectives will be determined. The Shares will be transferred, where applicable, on expiry of the End Date of each Cycle.

  The Cycles are independent of each other, with the first Cycle beginning on 1 July 2006 (with transfer of Shares, if applicable, as from 1 July 2009), and the fifth Cycle on 1 July 2010 (with transfer of Shares, if applicable, as from 1 July 2013).

  Determination of the maximum number of Shares allotted to each Cycle: The total number of Shares to be awarded to the Beneficiaries pursuant to the Plan at the end of each Cycle, if the stipulated conditions for award are fulfilled, will be determined annually at the start of each Cycle (hereinafter, the "Shares Allotted").

  The number of Shares Allotted to each Cycle will be determined taking into account the weighted average trading price of Telefónica, S.A. shares in the thirty trading days prior to the Start Date of the corresponding Cycle of the Plan (hereinafter, the "Reference Value"). By way of exception, for the first Cycle, 2006-2009, the reference will be the arithmetic mean of the weighted average trading prices of Telefónica, S.A. shares in the thirty trading days prior to 11 May 2006. The Reference Value for the first Cycle has thus been calculated at 12.83 euros.

  The total shares to be awarded under the Plan at the end of each Cycle shall in no event represent more than 0.20% of the Telefónica, S.A. share capital at 1 July 2006. Therefore, the maximum number of Shares to be awarded to the 1,900 Beneficiaries under the Plan in its first Cycle is 9,638,146 shares, which represent approximately 0.1959 % of the share capital of Telefónica S.A. at 1 July 2006.

  Requirements and terms for the award of Shares:

  Total Shareholder Return (TSR)

  The specific number of Shares Allotted that will be awarded to each Beneficiary at the end of each Cycle will be conditional upon and determined by the [relative weighted] Total Shareholder Return (hereinafter, as defined below, the "TSR") on Telefónica, S.A. shares (based on the Reference Value), during the period of duration of each Cycle, in relation to the TSRs obtained by the shares of the companies ("the Companies"), within the telecommunications sector, which are included in the FTSE Global Telecoms Index (hereinafter, the "Comparison Group").

  In this regard, the TSR is considered to be the yardstick for determining the value generated in the medium and long term in the Telefónica Group, as it measures the return on investment to the shareholder. The TSR is defined for each Cycle as the sum of the increase in the Telefónica, S.A. and the Companies share price plus the dividends and other similar sums received by the shareholder during the Cycle in question, taking into account the reinvestment in shares of such dividends and other similar sums.

  For each Cycle of the Plan there will be taken into account the Companies included in the said index at the Start Date of each Cycle, not including those belonging to the Telefónica Group, and the same composition will remain unchanged for the entire duration of each Cycle.

  If publication of the said index is discontinued during the term of the Plan or undergoes substantial changes in its composition, the Telefónica, S.A. Board of Directors will, from time to time, adopt the appropriate measures with the aim of continuing to compile and establish of the corresponding index, solely for purposes of the Plan, using homogenous and equivalent criteria to those on which the Plan is based.

  Terms for the award of Shares

  The number of Shares to be awarded to each Beneficiary on expiry of each Cycle (the "Shares to be Awarded") will be determined by applying a coefficient to the number of Shares Allotted for each Cycle, and will be duly notified to the beneficiary.

Shares to be awarded = Coefficient * Shares Allotted

  The said coefficient will be calculated on the basis of the TSR achieved by Telefónica, S.A. shares in each Cycle as compared with the TSR of each of the Companies in the Comparison Group, taking into account for this comparative ranking the stock market capitalisation of those Companies at the start of the Cycle. The coefficient will be calculated according to the following procedure:

      The coefficient will be 1.0 if the position of the TSR on Telefónica, S.A. shares is at the same level or above the TSR of Companies accounting for 75% of the stock market capitalisation of the Comparison Group.

      The coefficient will be 0.3 if the position of the TSR on Telefónica S.A. shares is at the same level as the TSR of Companies accounting for 50% of the stock market capitalisation of the Comparison Group, and the coefficient will be zero if the TSR on Telefónica, S.A. shares falls below that level.

      If the TSR on Telefónica, S.A. shares is between the TSR of Companies accounting for more than 50% but less than 75% of the stock market capitalisation of the Comparison Group , the coefficient will be calculated by linear interpolation.

  In accordance with the above rules, the date on which the number of shares to be awarded to the Beneficiary for each Cycle is to be determined (30 June or the last day of the cycle) will be called the Vesting Date.

  For the Beneficiary to have the right to receive the percentage of Shares Allotted to which he or she would be entitled at the end of each Cycle the Beneficiary must until the End Date of that Cycle have worked on an interrupted basis for Telefónica as employee, or have entered into a non-competition undertaking with a duration equal to or longer than the relevant Cycle, in the event of early retirement or discontinuation under redundancy proceedings, where those proceedings are applicable under the prevailing laws and regulations.

  Date of transfer of the Shares: At the end of each Cycle of the Plan the Shares will be transferred within 90 days following the Vesting Date. Transfer will be carried out by an accounting transfer of the Shares to the Beneficiary in the relevant register of book-entries.

  Origin of the Shares: The Shares in Telefónica, S.A. to be awarded to the participants may be (a) Telefónica, S.A. shares held in treasury that are acquired or have been acquired by Telefónica, S.A. itself as well as by any companies in its group, subject to compliance with the legal requirements for such purpose; or (b) newly-issued shares resulting from capital increases carried out from time to time for that purpose.

  Tax and employment issues: The tax treatment of the award of Shares will depend exclusively on the tax regime applicable to the Beneficiary in question from time to time, and Telefónica shall have no obligation or liability in this respect beyond those which it incurs by law. In this regard, the Beneficiaries acknowledge and accept that Telefónica will have full freedom to decide at all times the arrangements for such interim tax payments as may be required by law and for all other the tax obligations arising as a result of the award of Shares envisaged in the Plan, including, without limitation, the possibility of sale by Telefónica of the requisite Shares on behalf of the Beneficiary, debiting the cost of the interim tax payment from the Beneficiary’s salary, etc...

Awards of Shares under the Plan are extraordinary benefits, do not form part of the contractual terms of their relationship nor salary and do not give rise to acquired or vested rights on the part of the Beneficiaries.